Exhibit 7.1

Your Ref:

Our Ref: 3649/2011/GEN/AFGCO02F	905 Silvercord, Tower 2
30 Canton Road
7 July 2011	Tsimshatsui
Kowloon
The Audit Committee	Hong Kong
Puda Coal, Inc.
426 Xuefu Street	Tel : (832) 2375 3180
Taiyuan	Fax : (852) 2375 3828
Shanxi Province	E-mail : ms@ms.com.hk
The People’s Republic of China	www.ms.com.hk
Attn:	Mr. Lawrence S. Wizel	By E-mail & By Airmail
	Chairman of the Audit Committee	Strictly Private & Confidential

Dear Sirs,

PUDA COAL, INC.
RESIGNATION

We hereby resign as the independent registered public accounting firm of Puda Coal, Inc. (the “Company”), effective immediately.

Background

On 11 April 2011, the Company announced that its Board of Directors had unanimously ratified the decision of its Audit Committee to launch a full investigation into the allegations concerning unauthorized transfers of subsidiary ownership by the Company’s Chairman, Mr. Ming Zhao. In the release, the Company stated that “although the investigation is in its preliminary stages, evidence supports the allegation that there were transfers by Mr. Zhao in subsidiary ownership that were inconsistent with disclosure made by the Company in its public securities filings.” The New York Stock Exchange halted trading in the Company’s stock that day. On 29 April 2011, in connection with a disclosure of Mr. Zhao’s proposal to acquire 100% of the outstanding shares of common stock of the Company, the Company announced that the Audit Committee’s investigation was continuing and that the Committee “intends to provide further information when the investigation is complete.” There have been no further statements from the Company providing an update on the status of the investigation.

On 7 June 2011, we sent a letter to the Audit Committee (copy attached) requesting an update on the status of the Audit Committee’s investigation. Counsel for the Audit Committee provided our counsel with information on the status of the investigation on 30 June 2011. Additional information was provided in discussions on 1 and 4 July 2011. [CONFIDENTIAL TREATMENT REQUESTED]. The Company provided representations to us in connection with our audits of the Company’s consolidated financial statements for the years ended December 31, 2009 and 2010, including in the management representation letters, that are materially inconsistent with such transfers having occurred.

A member firm of
Moore Stephens
International Limited-
members in principal cities
throughout the world

[CONFIDENTIAL TREATMENT REQUESTED BY PUDA COAL, INC. -01]

Our Ref: 3649/2011/GEN/AFGCO02F

7 July 2011

The Audit Committee
Puda Coal, Inc.

Prior Period Reports

We have reached the conclusion that we are no longer able to rely on the representations of management received in connection with our audits of the Company’s consolidated financial statements for the years ended December 31, 2009 and 2010. Accordingly, we request that the Company take immediate steps to make the necessary Form 8-K filing stating that further reliance should no longer be placed on our previously issued audit reports dated March 31, 2010 and March 16, 2011.

Consent of Independent Registered Public Accounting Firm

We hereby consent to a copy of this letter being provided to the U.S. Securities and Exchange Commission (“Commission”) and any successor auditor that may be appointed.

Section 10A of the Securities Exchange Act of 1934

The circumstances described above could constitute illegal acts pursuant to Section 10A of the Securities Exchange Act of 1934. Accordingly, we remind the Board of its obligations under Section 10A, including its obligations to provide notice to the Commission.

Yours faithfully,

JTF/sc